UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

1 Jinghua South Road, Wangzuo Plaza East Tower

Room 2112

Beijing, People’s Republic of China 100020

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Letter of Intent of Equity Acquisition

On February 26, 2019, Shenzhen AnGaoMeng Financial Technology Service Co., Ltd. (“AGM Shenzhen”) a PRC company and a wholly-owned subsidiary of AGM Group Holdings Inc. (the “Company”), entered into a Letter of Intent of Equity Acquisition (the “Letter of Intent”), with Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”), a PRC company. Pursuant to the Letter of Intent, AGM Shenzhen intends to acquire 100% of Yushu Kingo’s equity in cash and stock. The acquisition price will be subject to an audit report of a qualified auditing firm and further determined by AGM Shenzhen and Yushu Kingo upon completion of due diligence by the Company and necessary regulatory approval. The proposed transaction is also subject to a definitive share purchase agreement to be negotiated between the two parties, as well as other customary closing conditions. AGM Shenzhen also agrees to make an advance payment to Yushu Kingo in cash upon execution of the Letter of Intent and completion of due diligence.

About Yushu Kingo City Real Estate Development Co., Ltd.

Yushu Kingo City is a limited liability company established in PRC on December 18, 2013 with a registered capital of RMB30 million and is engaged in real estate development and property management. Kingo City is currently developing a commercial complex located at the intersection of Xinmin and Xiangyang Streets in Yushu City (the "Development Project"). Phase I of the Development Project is expected to be completed in October 2019 with total construction area of 120,000 square meters (approximately 1.29 million square feet).

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and that are subject to the safe harbor created by those sections. Statements that are not historical are forward-looking and reflect expectations and assumptions. Forward-looking statements are based on our current expectations of future events, and often can be identified in this report and elsewhere by using words such as “expect,” “strive,” “looking ahead,” “outlook,” “guidance,” “forecast,” “goal,” “optimistic,” “anticipate,” “continue,” “plan,” “estimate,” “project,” “believe,” “should,” “could,” “will,” “would,” “possible,” “may,” “likely,” “intend,” “can,” “seek,” “potential,” “pro forma,” or the negative thereof and similar expressions or future dates. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Letter of Intent of Equity Acquisition
99.1	Press Release – AGM Group Holdings Inc.’s Subsidiary Signed Letter of Intent to Acquire Real Estate Developer Based in Yushu City, Jilin Province

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2019	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

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